SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.              Description

1                        Hard Rock Hotel in New York released on 08 July 2004
2                        Holding(s) in Company released on 08 July 2004
3                        Acquisition-Guaranteed Notes released on 09 July 2004
4                        Holding(s) in Company released on 09 July 2004
5                        Holding(s) in Company released on 13 July 2004
6                        Holding(s) in Company released on 14 July 2004
7                        Holding(s) in Company released on 15 July 2004

Exhibit No.1

                          Hard Rock Hotel in New York

The Rank Group Plc ("Rank") is pleased to announce that Hard Rock Hotels and Resorts, through its 50:50 joint venture with Sol Melia Hotels and Resorts, has entered into a series of agreements to develop and manage a Hard Rock Hotel in New York.

The property is the former Paramount Hotel, which has been acquired by Becker Ventures LLC. The purchase price of the hotel was $126.5m. Located just off Times Square, on 46th Street between Broadway and 8th Avenue, the Paramount Hotel is situated in one of Manhattan's most vibrant locations.

The property will undergo a major refurbishment which is due to commence at the beginning of 2005, following which it will be branded Hard Rock. Until the refurbishment is complete the hotel will continue to operate as the Paramount Hotel with all activities being managed by the joint venture.

Commenting on the announcement, Mike Smith, Chief Executive of Rank, said

"This transaction represents a further important step forward for using the Hard Rock brand in hospitality, gaming and entertainment. Working with our partners, we continue to seek other opportunities in hotels and casinos and hope to announce further progress over the coming months."

Enquiries:
The Rank Group Plc                                     Tel: 020 7535 8031
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                               Tel: 020 7379 5151
Angus Maitland

NOTES FOR EDITORS

Background on the joint venture
Lifestar Hotels LLC, the joint venture between Hard Rock Cafe International and Sol Melia SA, provides hotel owners a unique proposition to access the Hard Rock Hotel brand through long-term management agreements.

New York will be the third Hard Rock Hotel to be part of the joint venture since its formation in 2003, the others being in Chicago, which opened earlier this year, and San Diego which is due to open in 2006.

Background on Hard Rock
Hard Rock Cafe International, one of the most globally-recognised music, entertainment and dining brands, has a network of more than 115 signature Hard Rock Cafes in 44 countries and owns the world's greatest collection of music memorabilia. Known for its collectible and fashion merchandise, live concerts, Hard Rock Live! performance venues, hardrock.com and Hard Rock Hotels and Casinos, Hard Rock Cafe International, Inc. is a wholly-owned subsidiary of Rank. In addition to the joint venture with Sol Melia, Hard Rock Cafe International also owns, operates or has licensed rights to full-service hotels in Las Vegas, Bali, Pattaya, Orlando, Tampa, Hollywood (Fla.) and Biloxi (opening 2005). For more information on Hard Rock, visit www.hardrock.com.

Background on Sol Melia Hotels and Resorts
Founded in 1956 in Palma de Majorca (Spain), Sol Melia is the largest resort hotel company in the world with more than 50 percent of its hotels in urban locations and is by far the largest hotel company in Spain, both in the city and resort hotel markets. The company currently provides 350 hotels in 30 countries on four continents and provides employment to more than 36,000 people in its Melia, Tryp, Sol and Paradisus Resorts brands. In addition to the joint venture with Hard Rock, last year Sol Melia signed a strategic alliance for marketing and distribution with Cendant Corporation. For more information on Sol Melia, visit www.solmelia.com.

Exhibit No.2

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP
FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFIABLE INTEREST OF COMPANIES IN (2)
ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

ORDINARY SHARES

10)  Date of transaction

6 JULY 2004

11)  Date company informed

8 JULY 2004

12)  Total holding following this notification

66,170,424

13)  Total percentage holding of issued class following this notification

11.01%

14)  Any additional information



15)  Name of contact and telephone number for queries

CLARE DUFFILL
020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .....  8 JULY 2004  ...................



Letter to Rank Group PLC

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity Investments



Amendment #9
NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held:     Rank Group Plc

2. Notifiable Interest                   Ordinary Shares

     (A)   FMR Corp.
           82 Devonshire Street
           Boston, MA 02109

     Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)   Fidelity International Limited (FIL)
           P.O. Box HM 670
           Hamilton HMCX, Bermuda

     Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients, (See Schedule A for listing of Registered Shareholders and their holdings,)

3. The notifiable interests also comprise the notifiable interest of:

            Mr. Edward C. Johnson 3d
            82 Devonshire Street
            Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited,

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK., notwithstanding the exemption from reporting pursuant to Section 209 (l)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries. Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of me Act respectively,

By


Eric D Roiter
Senior VP. & General Counsel - FMR Co. Duly authorized under Powers of Attorney dated December 30,1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Schedule A

Security: Rank Group Plc


                                             MANAGEMENT
                    SHARES HELD   COMPANY    NOMINEE/REGISTERED NAME
Ordinary Shares

                      3,824,359   FMRCO      State Street Nominees Limited
                     12,205,377   FMRCO      Chase Nominees Limited
                      6,224,362   FMRCO      HSBC
                          8,100   FMRCO      State Street Bank & Trust
                        601,500   FMTC       BT Globenet Nominees Limited
                        201,600   FMTC       Bank of New York
                        671,821   FMTC       State Street Bank & Trust
                        191,000   FMTC       State Street Nominees Ltd
                        296,693   FMTC       Sumitomo T&B
                        113,900   FMTC       Chase Nominees Ltd
                          1,700   FMTC       Lloyds Bank Nominees Ltd
                         28,004   FMTC       Master Trust Japan
                        158,500   FMTC       Northern Trust
                         36,000   FMTC       Mellon Bank
                        919,040   FISL       Chase Nominees Ltd
                     21,358,558   FISL       Chase Manhattan Bank London
                        296,363   FPM        Citibank
                        335,100   FPM        Chase Nominees Ltd
                        623,545   FPM        HSBC Client Holdings Nominees (UK) Limited
                        437,100   FPM        Bankers Trust
                          2,373   FPM        BBH
                        205,142   FPM        Bank of New York London
                      4,503,682   FIL        Chase Manhattan Bank London
                        160,000   FIL        Deutsche Bank
                      1,318,545   FIL        Northern Trust
                      3,770,028   FIL        JP Morgan
                      1,458,696   FIL        State Street Bank and Trust
                        185,819   FIL        Mellon Nominees Ltd
                        362,646   FIL        State Street Nominees Ltd
                        575,337   FIL        Bank of New York Brussels
                      2,096,731   FIL        Bank of New York London
                        931,832   FIL        Nortrust Nominees Ltd
                        441,905   FIL        Morgan Stanley
                        459,522   FIL        HSBC Client Holdings Nominees (UK) Limited
                        126,700   FIL        Chase Nominees Ltd
                        268,200   FIL        Northern Trust
                         11,600   FIL        National Australia Bank
                          6,600   FIL        PICG
                        121,800   FIL        Chase Manhattan Bank AG Frankfurt
                         16,000   FIL        State Street Hong Kong
                         27,900   FIL        Citibank
                        586,744   FIL        Brown Brothers Harriman

Total Ordinary Shares             66,170,424

Current ownership percentage:         11.01%

Shares in issue:                 600,941,549

Change in holdings since
last filing:                      +5,438,116 ordinary shares

Exhibit No.3

                         Acquisition of Guaranteed Notes

The Rank Group Plc announces that Rank Group Finance Plc has acquired, in an open market offer, $9m of its outstanding 7.125% Guaranteed Notes due 2018 ("Notes"). The acquired Notes will be cancelled. Notes totalling $15.8m remain in issue. A prior notice of cancellation was issued in November 2002.

Enquiries:
The Rank Group Plc                                 Tel: 020 7706 1111
Sam Wren, Group Treasurer

Exhibit No.4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 208,788 shares

HSBC Global Custody Nominee (UK) Ltd A/c 923363 - 196,224 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775237 - 83,066 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 3,274,781 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,309,612 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 127,310 shares

HSBC Global Custody Nominee (UK) Ltd A/c 770286 - 222,899 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 15,163,303 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 78,077 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 50,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 551,753 shares

HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 33,463 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,308,276 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 779,286 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 28,806 shares

HSBC Global Custody Nominee (UK) Ltd A/c 824434 - 23,988 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924422 - 67,870 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

1 July 2004

11. Date Company informed

9 July 2004

12. Total holding following this notification

24,508,302

13. Total percentage holding of issued class following this notification

4.07%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

9 July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above, and its affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 2,500,000 shares
Chase Nominees Limited - 17,832,133 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed


 8. Percentage of issued class


 9. Class of security

Ordinary 10p Share

10. Date of transaction

5 July 2004

  11. Date Company informed

13 July 2004

12. Total holding following this notification

20,332,133


13. Total percentage holding of issued class following this notification

3.383%

14. Any additional information


 15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

13 July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.6

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

       FMR CORP
       FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

      NOTIFIABLE INTEREST OF COMPANIES IN (2)
      ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     13 JULY 2004

11)  Date company informed

     14 JULY 2004

12)  Total holding following this notification

      73,308,424

13)  Total percentage holding of issued class following this notification

      12.20%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     TEL:  0207 706 1111


16) Name and signature of authorised company official responsible for making this notification


     Date of Notification ....14 JULY 2004....................


Amendment #10

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held:   RANK GROUP PLC

2. Notifiable Interest:     ORDINARY SHARES

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.
           (See Schedule A for listing of Registered Shareholders and their holdings).

3.     The notifiable interests also comprise the notifiable interest of

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC                                 Amendment No 10


                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME
(Ordinary Shares)

                       3,980,610     FMRCO       STATE STREET NOMINEES LIMITED
                      13,049,126     FMRCO        CHASE NOMINEES LIMITED
                       7,054,108     FMRCO               HSBC
                           8,100     FMRCO       STATE STREET BANK & TRUST
                          17,831     FMRCO         JP MORGAN CHASE
                         609,500     FMTC        BT GLOBENET NOMINEES LIMITED
                         201,600     FMTC          BANK OF NEW YORK
                         671,821     FMTC          STATE STREET BANK & TRUST
                         191,000     FMTC          STATE STREET NOMINEES LTD
                         296,693     FMTC          SUMITOMO T&B
                         113,900     FMTC          CHASE NOMINEES LTD
                           1,700     FMTC        LLOYDS BANK NOMINEES LIMITED
                          28,004     FMTC          MASTER TRUST JAPAN
                         158,500     FMTC          NORTHERN TRUST
                          36,000     FMTC          MELLON BANK
                         944,730     FISL          CHASE NOMINEES LTD
                      25,006,724     FISL        CHASE MANHATTAN BANK LONDON
                         347,300     FPM               CITIBANK
                         335,100     FPM           CHASE NOMINEES LTD
                         647,400     FPM         HSBC CLIENT HOLDINGS NOMINEES
                                                      (UK) LIMITED
                         437,100     FPM           BANKERS TRUST
                           2,373     FPM                 BBH
                         246,200     FPM          BANK OF NEW YORK LONDON
                       4,962,625     FIL          CHASE MANHATTAN BANK LONDON
                         183,424     FIL              DEUTCHE BANK
                       1,441,331     FIL              NORTHERN TRUST
                       3,973,462     FIL                 JP MORGAN
                       1,473,573     FIL           STATE STREET BANK & TRUST
                         199,700     FIL           MELLON NOMINEES LTD
                         448,000     FIL           STATE STREET NOMINEES LTD
                         647,800     FIL           BANK OF NEW YORK BRUSSELS
                       2,268,623     FIL           BANK OF NEW YORK LONDON
                       1,143,700     FIL           NORTRUST NOMINEES LTD
                         545,800     FIL             MORGAN STANLEY
                         469,422     FIL           HSBC CLIENT HOLDINGS NOMINEE
                                                         (UK) LIMITED
                         126,700     FIL              CHASE NOMINEES LTD
                         268,200     FIL              NORTHERN TRUST
                          11,600     FIL           NATIONAL AUSTRALIA BANK
                           6,600     FIL                  PICG
                         121,800     FIL           CHASE MANHATTAN BANK AG
                                                      FRANKFURT
                          16,000     FIL           STATE STREET HONG KONG
                          27,900     FIL              CITIBANK
                         586,744     FIL           BROWN BROTHERS HARRIMAN


TOTAL ORDINARY SHARES:  73,308,424

CURRENT OWNERSHIP PERCENTAGE:  12.20%

SHARES IN ISSUE:      600,941,549

CHANGE IN HOLDINGS SINCE
 LAST FILING:          +7,138,000 ORDINARY SHARES

Exhibit No.7

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

No longer a notifiable interest of company in (2) above, and its affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 1,719,400 shares
Chase Nominees Limited - 15,413,225 shares


5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

13 July 2004

11. Date Company informed

15 July 2004

12. Total holding following this notification

17,132,625


13. Total percentage holding of issued class following this notification

2.851%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

15 July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date: 19 July 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary